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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-04218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Development Corporation for Israel

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue, 9th Floor
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erik Kruger (212) 446-5807
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name - *if individual, state last, first, middle name*)

488 Madison Avenue, Floor 3	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Erik Kruger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Development Corporation for Israel, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARISA BRAHMS
Notary Public, State of New York
No. 02BR6211965
Qualified in New York County
Commission Expires September 28, 2021

Signature

CFO

Title

Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and the Board of Directors of
Development Corporation for Israel
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Development Corporation for Israel (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2016.

New York, New York
February 26, 2020

DEVELOPMENT CORPORATION FOR ISRAEL
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$ 7,519,925
Right-of-use asset	12,563,940
Building, furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $4,799,749	3,702,622
Other assets	4,324,752
	$ 28,111,239

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 3,699,073
Lease liabilities	13,500,622
Deferred income taxes payable	254,132
	17,453,827
Commitments (Note 4)	
Stockholder's equity	10,657,412
	$ 28,111,239

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Corporation for Israel (the "Company") is a registered broker-dealer that serves as underwriter in the United States of America for the sale of State of Israel Bonds (the "Bonds") on a best-efforts basis. The Company's revenue is contingent on its continuation as underwriter and marketer for the Bonds pursuant to various underwriting agreements, which results in a selling concession and management fee to be earned on all bonds sold.

The Company is wholly owned by Association for Development of Israel, Inc. (the "Parent"), a corporation organized under the laws of the state of New York. There were no transactions during the reporting period between the Company and its Parent.

Foreign Currency

Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions.

Building, Furniture, Equipment and Leasehold Improvements

Depreciation and amortization are provided for using the straight-line method of depreciation/amortization for all capitalized assets in amounts sufficient to relate the cost of capitalized assets to operations over their estimated service lives.

Fair Value of Financial Instruments

The Company adopted the guidance issued by Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to fair value measurements. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities (examples include active exchange-traded equity securities, listed derivatives and most U.S. government and agency securities). Bank money market accounts/funds which are redeemable on demand are also reported in Level 1.

Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly, and fair value is typically determined through the use of models or other valuation methodologies (examples include restricted stock, corporate or municipal bonds, which trade infrequently and interest rate and currency swaps).

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable and for which there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation (examples include private equity investments, complex derivatives and certain foreign exchange options).

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases, for office space, copiers and a Company vehicle. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease. Right-of-use assets represent the company's right to use an underlying asset for the lease term and lease liabilities represent the company's obligation to make lease payments arising from the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Cash

The Company has cash deposits with major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per legal entity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recently Added But Not Yet Effective Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities", including non-public registered broker-dealers, with early adoption permitted. In October 2019, the FASB voted to defer implementation of the standard for smaller reporting companies, such as the Company, to fiscal years beginning after December 15, 2022. The Company is assessing the impact the update will have

on its financial statements but expects the update to have no material impact on the Company's accounting for estimated credit losses, if any.

2. BANK DEPOSIT ACCOUNTS

As required by FASB guidance, investments and the bank deposit accounts are classified within the level of the lowest significant input considered in determining fair value. The table below sets forth information about the level within the fair value hierarchy at which the Company's bank deposit accounts are measured at December 31, 2019:

	Total	Level 1	Level 2	Level 3
Bank deposit accounts	$ 7,519,925	$ 7,519,925	$ -	$ -
Total	$ 7,519,925	$ 7,519,925	$ -	$ -

3. LITIGATION

In the ordinary course of business the Company is subject to litigation. The Company, after consultation with legal counsel, believes that there is no current material litigation.

4. LEASES

Effective January 1, 2019, the Company adopted ASU 2016-02, Leases (Topic 842). We adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply several of the available practical expedients, including carry-over of historical lease determination and lease classification conclusions, carry-over over of historical initial direct cost balances for existing leases, and accounting for lease and non-lease components in contracts in which the Company is a lessee as a single lease component. The Company has obligations as a lessee for office space, copiers, and a Company vehicle with initial non-cancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The weighted average remaining life of the lease term for these leases was 8.76 years as of December 31, 2019.

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As most of our leases do not provide an implicit rate, the Company used its incremental borrowing rate, the rate of interest to borrow on a collateralized basis for a similar term, at the lease commencement date. The Company utilized a weighted average discount rate of 5.07% in determining the lease liability as of December 31, 2019.

The Company made a policy election to exclude the recognition requirements of ASU 2016-02 to short-term leases, those leases with original terms of 12 months or less. Short-term lease payments are recognized in the income statement on a straight-line basis over the lease term. Certain real estate leases may contain lease and non-lease components, such as common area maintenance charges, real estate taxes, and insurance, which are generally accounted for separately and are not included in the measurement of the lease liability since they are generally able to be segregated. The Company does not sublease any of its leased properties.

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the statement of financial condition as of December 31, 2019 is shown below:

2020	$ 2,121,036
2021	2,074,826
2022	2,012,240
2023	1,780,220
2024	1,582,450
Thereafter	7,202,416
Total future minimum lease payments (undiscounted)	16,773,188
Discounting effect on cash flows	(3,272,566)
Lease liability (discounted)	$ 13,500,622

5. BUILDING, FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Building, furniture, equipment and leasehold improvements consist of the following at December 31, 2019:

	Useful Life (in Years)	
Building (condominium)	30	$ 3,380,000
Computer equipment and software	3	2,411,449
Furniture and fixtures	3 to 5	1,905,890
Leasehold improvements	*	805,032
		8,502,371
Less accumulated depreciation and amortization		(4,799,749)
		$ 3,702,622

*Such leasehold improvements are being amortized over the shorter of the lease term or expected service life of the assets.

6. NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule, the Company is required to maintain minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balance arising from customer transactions. At December 31, 2019, the Company had net capital of $2,628,037, which exceeded net capital requirements of $250,000 by $2,328,037.

In the normal course of its operations, the Company receives checks from investors payable to the State of Israel to purchase the Bonds. The Company transmits the checks received to the State of Israel's fiscal agent. The Company is subject to the computation for reserve requirements for broker-dealers under Rule 15c3-3. At December 31, 2019, the Company did not have any credits or debits under the reserve requirement computation. The Company does not carry any accounts or hold securities on behalf of customers and as such has no information to report related to Possession of Control Under Rule 15c3-3 at December 31, 2019. The Company has a reserve bank account under Rule 15c3-3 in which a $1,000 balance is maintained.

7. CONCENTRATION OF REVENUES AND CREDIT RISK

Pursuant to various underwriting agreements, the State of Israel pays the Company for its underwriting activities on their behalf.

The Company maintains cash balances with several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company believes that risk from concentration of cash balances with such financial institutions is not significant. At December 31, 2019, the Company maintained deposits of substantially all their cash and cash equivalents with two major United States financial institutions.

8. INCOME TAXES

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items which comprise deferred income taxes as of December 31, 2019, were approximately as follows:

Deferred tax assets (liabilities)

Prepaid expenses	$ (765,000)
Deferred rent payable	188,000
Accrued bonuses	124,000
Fixed asset depreciation	(108,000)
Net operating loss carry forward	223,000
Other	84,000
Deferred income taxes payable	$ (254,000)

As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. As of December 31, 2019, the Company had net operating loss carryforwards of $0.8 million for federal income tax purposes and $1.1 million for state income tax purposes. The federal net operating losses do not expire while the state net operating losses begin to expire in 2024. For the year ended December 31, 2019, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. Tax years prior to the year ended December 31, 2016, are no longer open to examination by federal, state and local taxing authorities.

9. SUBSEQUENT EVENTS

The Company has evaluated events occurring after December 31, 2019 and has concluded that there are no events that require recognition or disclosure in the financial statements.